Exhibit 99.1

PRESS RELEASE	FME Media contact
Christine Peters
T +49 160 60 66 770
christine.peters@freseniusmedicalcare.com

FME Contact for analysts and investors
Dr. Dominik Heger
T +49 6172 609 2601
dominik.heger@freseniusmedicalcare.com

www.freseniusmedicalcare.com

Quest Media contact
Jen Petrella
T +1 973-520-2800
mediacontact@QuestDiagnostics.com

Quest Contact for analysts and investors
Shawn Bevec
T +1 973-520-2900
shawn.c.bevec@questdiagnostics.com

www.questdiagnostics.com

Fresenius Medical Care Announces Divestment of Select Laboratory Assets to Quest Diagnostics

•	Quest to provide comprehensive dialysis-related laboratory and water testing services to Fresenius Medical Care owned and affiliated clinics in the United States

Bad Homburg, Germany and Secaucus, N.J. (February 24, 2025) – Fresenius Medical Care (XETRA: FME; NYSE: FMS), the world's leading provider of products and services for individuals with renal disease, and Quest Diagnostics (NYSE: DGX), a leading provider of diagnostic information services, today announced that, under terms of a definitive acquisition agreement, Quest will acquire select assets of FME’s wholly owned Spectra Laboratories, a leading provider of renal-specific laboratory testing services in the U.S.

In addition, under a separate agreement, Quest will provide comprehensive laboratory services related to end-stage kidney disease (ESKD) and specialized water testing for patients and providers served by dialysis centers operated by Fresenius Medical Care and its wholly owned and joint-venture partners in the United States.

By acquiring select laboratory assets from FME, Quest will add dialysis-related water testing, a new capability, to Quest’s comprehensive portfolio. The arrangement will enable FME to gain operational efficiencies and allow FME and other providers and patients at dialysis clinics to benefit from Quest’s clinical leadership and diagnostic innovation in chronic kidney disease and transplantation services. It will also leverage Quest’s national scale, as multiple Quest laboratories spread across the U.S. will provide testing for nearby dialysis clinics, reducing transportation time and speeding results reporting for some test services. Quest expects to perform testing across several of its laboratories during lower-volume daytime hours, optimizing the return on capital invested into its laboratory network.

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Financial terms were not disclosed. The acquisition is expected to close in the second half of 2025, pending customary state regulatory reviews. The transition of services is expected to be complete by early 2026.

“This transaction is part of our comprehensive portfolio optimization strategy to drive operational efficiencies and will provide enhanced experiences for patients and our clinical employees by integrating Quest Diagnostic’s industry-leading expertise in laboratory medicine into our dialysis centers. This agreement is a step forward to allow us to remain focused on our core business of providing world-class dialysis care to every patient, every day,” said Helen Giza, Chief Executive Officer of Fresenius Medical Care. “Much like Fresenius Medical Care, Quest Diagnostics is passionate about creating a healthier future for patients. These shared values, along with Quest’s proven track record for quality care and service, make us confident that they are the right company to continue to deliver a high-quality experience to our patients, physician partners, and clinical staff.”

“Our relationship with Fresenius Medical Care will extend our industry-leading test portfolio in chronic kidney disease, one of the nation’s most prevalent chronic diseases, to include dialysis-related laboratory and water testing,” said Jim Davis, Chairman, CEO and President, Quest Diagnostics. “It will also optimize Quest’s national scale to bring high-quality laboratory services closer to FME’s dialysis clinics and the patients under their care across the United States.”

Fresenius Medical Care recently successfully finished year two of a three-year strategic turnaround and transformation plan. Focusing on businesses and markets with the best strategic fit and greatest scale and sustainable profitable growth potential, Fresenius Medical Care is continuing to execute against its portfolio optimization plan to divest non-core and dilutive assets.

Chronic kidney disease affects about 35.5 million people, or 14%, of the U.S. population, making it one of the nation’s 10 most prevalent and costly chronic diseases in the U.S. Up to 9 in 10 adults who have CKD are not aware that they have the disease. Once the disease has progressed to end-stage kidney disease (ESKD), patients typically require transplant or dialysis. More than 800,000 people in the U.S. receive dialysis. Dialysis requires periodic lab testing to manage the disease as well as testing water for contaminants.

About Fresenius Medical Care:

Fresenius Medical Care is the world's leading provider of products and services for individuals with renal diseases of which around 4.1 million patients worldwide regularly undergo dialysis treatment. Through its network of 3,732 dialysis clinics, Fresenius Medical Care provides dialysis treatments for approx. 308,000 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the company’s website at www.freseniusmedicalcare.com.

About Quest Diagnostics

Quest Diagnostics works across the healthcare ecosystem to create a healthier world, one life at a time. We provide diagnostic insights from the results of our laboratory testing to empower people, physicians and organizations to take action to improve health outcomes. Derived from one of the world's largest databases of de-identifiable clinical lab results, Quest's diagnostic insights reveal new avenues to identify and treat disease, inspire healthy behaviors and improve healthcare management. Quest Diagnostics annually serves one in three adult Americans and half the physicians and hospitals in the United States, and our more than 55,000 employees understand that, in the right hands and with the right context, our diagnostic insights can inspire actions that transform lives and create a healthier world. www.QuestDiagnostics.com.

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Disclaimer:

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to various factors, including, but not limited to, changes in business, economic and competitive conditions, legal changes, regulatory approvals, impacts related to the COVID-19 pandemic results of clinical studies, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care does not undertake any responsibility to update the forward-looking statements in this release.

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